Issuer Free Writing Prospectus

Filed Pursuant to Rule 433
Registration Statement No. 333-140973
Dated May 24, 2007

Free Writing Prospectus

        We have previously circulated to prospective investors a preliminary prospectus, dated May 7, 2007 (the "Preliminary Prospectus") in which we proposed to offer 5,400,000 shares of our common stock at a price range of between $13 and $15 per share. On May 23, 2007, we filed Amendment No. 6 to our Registration Statement on Form S-1 to decrease the price range of the offering to between $10 and $11 per share and update certain disclosures that had been provided in the Preliminary Prospectus.

        This Free Writing Prospectus updates the information in our Preliminary Prospectus to reflect an offering price of $9 per share, as well as other changes. We have also filed Amendment No. 7 to our Registration Statement ("Amendment No. 7"), containing a prospectus dated May 24, 2007 that also reflects these changes.

The offering

Common stock we are offering	5,400,000 shares
Common stock to be outstanding after this offering	20,519,975 shares
Offering price	$9.00 per share. Please see Amendment No. 7, which reflects the changes that resulted from this decrease from the price range.
Use of proceeds after expenses
As a result of the $9.00 per share offering price, the net proceeds will decrease to approximately $43.2 million, or approximately $50.0 million, if the underwriters exercise their over-allotment option in full.
Summary consolidated financial data
As a result of the $9.00 per share offering price, the "Pro Forma As Adjusted" column of the balance sheet data in the "Summary Consolidated Financial Data" section has been revised to reflect the decrease in the net proceeds from the offering. Please see page 8 of Amendment No. 7.
Capitalization
As a result of the $9.00 per share offering price, the "Pro Forma As Adjusted" column of the table in the "Capitalization" section has been revised to reflect the decrease in the net proceeds from the offering. Please see page 30 of Amendment No. 7.
Dilution
As a result of the $9.00 per share offering price, certain of the data in the "Dilution" section have been revised to reflect the decrease in the net proceeds from the offering. Please see page 31 of Amendment No. 7.

Indication of interest from certain existing stockholders
The existing beneficial owners of more than 5% of our outstanding common stock have indicated an interest in purchasing an aggregate of up to $12 million (not more than $3 million on an individual basis) of our common stock in this offering at the public offering price. Because indications of interest are not binding agreements or commitments to purchase, these stockholders may not purchase any common stock in this offering. Please see pages 23, 33, 98, 106, 112 and the cover page of the preliminary prospectus contained in Amendment No. 7.

        Amendment No. 7 also contains, among other things, revisions to the notes to the consolidated financial statements to add certain termination provisions of our license agreement with the California Institute of Technology and a subsequent event footnote regarding the filing of our amended and restated certificate of incorporation and updates to the "Management's discussion and analysis of financial condition and results of operations" section of the Registration Statement to further describe our estimates of stock price volatility and eliminate references to an independent valuation firm.

        You should read carefully Amendment No. 7 before deciding to invest in our common stock.

        To review a filed copy of Amendment No. 7, click the following link on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

        http://www.sec.gov/Archives/edgar/data/1274563/000104746907004590/a2178170zs-1a.htm

        Our central index key, or CIK, on the SEC website is 0001274563.

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        THE ISSUER HAS FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS THE ISSUER HAS FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT THE ISSUER AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEBSITE AT WWW.SEC.GOV OR BY CLICKING ON THE LINK ABOVE. ALTERNATIVELY, THE ISSUER, ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING UBS SECURITIES LLC TOLL-FREE AT 1-888-827-7275.

        ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW OR ELSEWHERE WITHIN THIS EMAIL ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.